DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com Tony M. Saur tony.saur@dlapiper.com T 212.335.4688 F 212.335.4501

February 6, 2007

Mr. Kurt K. Murao
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	MMC Energy, Inc.
Registration Statement on Form SB-2
Filed December 27, 2006
File No. 333-139694

Form 10-QSB for Fiscal Year Ended September 30, 2006
Filed November 8, 2006
File No. 0-51968

Dear Mr. Murao:

On behalf of MMC Energy, Inc. (the “Company”), we hereby submit to you Amendment No. 1 to the Company’s above-referenced Registration Statement on Form SB-2 reflecting changes made in response to the Staff’s comment letter dated January 22, 2007.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request and, unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the January 22, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.

Registration Statement on Form SB-2

1.
On the facing page, please add a sentence indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. See interpretation D.36 of the Manual of Publicly Available Telephone Interpretations (July 1997).

Response:   The Company has complied with the Staff’s comment.

Selling Stockholder, page 22

2.
We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote.

Securities and Exchange Commission
February 6, 2007
Page Two

Response:   The Company has complied with the Staff’s comment.

3.
We presume that some of your selling shareholders are registered broker-dealers or affiliates of registered broker-dealers because your disclosure in the third paragraph of page 22 would seem to indicate that you intend to provide quantified disclosure about the number of these selling shareholders, as well as accompanying disclosure in the footnotes of the table that follows. Please identify all selling shareholders who are registered broker-dealers and tell us if the broker-dealer received that securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Response:   The Company has complied with the Staff’s comment.

Undertakings, page II-3

4.	Please include the undertakings in Item 512(g)(2) of Regulation S-B.

Response:   The Company has complied with the Staff’s comment.

Form 10-OSB for Fiscal Quarter Ended September 30.2006

Controls and Procedures, page 24

5.
We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls "[a]re effective as of such date to ensure that information required to be disclosed by us in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, See Exchange Act Rule I3a-l5(e).

Securities and Exchange Commission
February 6, 2007
Page Three

Response:   The Company has requested us to confirm to the staff that in future filings it will disclose, if true, that its disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibits 31,1 and 31.2

6.
We note that you have included the title of the certifying individual at the beginning of the 302 certifications. Please confirm that in future filings, you will delete the title of the certifying individual in the 302 certifications.

Response:   The Company has requested us to confirm to the staff that in future filings it will delete the title of the certifying individual in the 302 certifications.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 3335-4688, or John E. Depke at (212) 335-4831

Very truly yours,

/s/ Tony M. Saur
Tony M. Saur